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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

THIRD QUARTER NEWS RELEASE

Investor relations contact: Kee Wong	E-mail:
shareholder@namtai.com
Address: Units 5811-12, 58/F, The Center
Website: www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
Tel: (852) 2341 0273 Fax: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q3 2009 Sales down 31.2%, Gross profit margin at 11.4%
SHENZHEN, PRC – November 2, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2009.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2009	Q3 2008	YoY(%)	9M 2009	9M 2008	YoY(%)
Net sales	$110,416	$160,534	(31.2)	$314,402	$453,831	(30.7)
Gross profit	$12,614	$15,738	(19.9)	30,158	$56,030	(46.2)
% of sales	11.4%	9.8%	—	9.6%	12.3%	—
Operating income (loss)(a)	$4,810	$4,421	8.8	$(304)	$20,841	(101.5)
% of sales	4.4%	2.8%	—	(0.1%)	4.6%	—
per share (diluted)	$0.11	$0.10	10.0	$(0.01)	$0.47	(102.1)
Net income attributable to Nam Tai shareholders(a)(b)	$4,504	$4,912	(8.3)	$1,236	$45,082	(97.3)
% of sales	4.1%	3.1%	—	0.4%	9.9%	—
Basic earnings per share	$0.10	$0.11	(9.1)	$0.03	$1.01	(97.0)
Diluted earnings per share	$0.10	$0.11	(9.1)	$0.03	$1.01	(97.0)
Weighted average number of shares (’000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,813	44,806	—	44,808	44,806	—

Note:

(a)	Operating loss and net income for the nine months ended September 30, 2009 included $5.1 million of employee severance benefits in PRC subsidiaries.

(b)	For the nine months ended September 30, 2008, net income included $20.2 million of gain on disposal of Namtek business in J.I.C. Technology Company Limited (“JIC”).
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on sale of shares of a subsidiary, employee severance benefits in PRC subsidiaries and other income recovered from Tele-Art Inc. (in liquidation). By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the

Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2009		2008		2009		2008
		per share		per share		per share		per share
	millions	(diluted)	millions	(diluted)	millions	(diluted)	millions	(diluted)
GAAP Operating Income (Loss)	$4.8	$0.11	$4.4	$0.10	$(0.3)	$(0.01)	$20.8	$0.47
Add back:
- Share-based compensation expenses(a)	—	—	—	—	0.1	—	1.2	0.03
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	0.9	0.02	—	—
- Employee severance benefits in PRC subsidiaries (b)	—	—	—	—	5.1	0.11	—	—
Non-GAAP Operating Income	$4.8	$0.11	$4.4	$0.10	$5.8	$0.12	$22.0	$0.50

GAAP Net Income (Loss) attributable to Nam Tai shareholders	$4.5	$0.10	$4.9	$0.11	$1.2	$0.03	$45.1	$1.01
Add back/(Less):
- Share-based compensation expenses(a)	—	—	—	—	0.1	—	1.2	0.03
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	0.9	0.02	—	—
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interest) (b)	—	—	—	—	3.2	0.07	—	—
- Gain on sale of subsidiaries’ shares (c)	—	—	—	—	—	—	(20.2)	(0.45)
- Other income recovered from Tele-Art Inc. (in liquidation)(d)	—	—	—	—	—	—	(2.9)	(0.07)
Non-GAAP Net Income attributable to Nam Tai shareholders	$4.5	$0.10	$4.9	$0.11	$5.4	$0.12	$23.2	$0.52

Weighted average number of shares – diluted (‘000)	44,813		44,806		44,808		44,806

Note:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 75,000 shares granted in the second quarter of 2009 ($0.2 million for year 2008 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s Hong Kong Stock Exchange- listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633)), to certain of its executive directors and employees in the first quarter of 2008. In December 2008, NTEEP repurchased and cancelled all of its outstanding 17,440,000 options from the option holders at a total consideration of approximately $42,000. Accordingly, Nam Tai recorded no share-based compensation expense (relating to NTEEP) during the three ended September 30, 2009.

(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

(c)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest of Namtek business in JIC, a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(d)	A total amount of approximately $2.9 million of other income in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art, Inc.’s liquidator of 477,319 Nam Tai shares owned by Tele-Art, Inc. (in liquidation)(“Tele-Art”) and was paid in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2009
1. Quarterly Sales Breakdown
     (In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2009	2008	(Quarterly)	accumulated)
1st Quarter	102,150	147,129	(30.6)	(30.6)
2nd Quarter	101,836	146,168	(30.3)	(30.5)
3rd Quarter	110,416	160,534	(31.2)	(30.7)
4th Quarter	—	169,021
Total	314,402	622,852
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2009		2008
Segments	Q3 (%)	YTD (%)	Q3 (%)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	26%	29%	41%	46%
Telecommunication Component Assembly (“TCA”)	56%	55%	45%	41%
Liquid Crystal Display Products (“LCDP”)	18%	16%	14%	13%
	100%	100%	100%	100%

3. Key Highlights of Financial Position

	As at September 30,		As at December 31,
	2009	2008	2008
Cash on hand (a)	$189.6 million	$250.5 million	$237.0 million
Ratio of cash (a) to current liabilities	2.26	1.61	1.66
Current ratio	3.35	2.69	2.67
Ratio of total assets to total liabilities	4.86	3.52	3.58
Return on Nam Tai shareholders’ equity	0.5%	17.8%	9.4%
Ratio of total liabilities to total equity	0.26	0.45	0.39
Debtors turnover	63 days	75 days	61 days
Inventory turnover	14 days	23 days	18 days
Average payable period	62 days	81 days	65 days

Note: (a) Includes cash equivalents.
THIRD QUARTER REVIEW
The business environment in Nam Tai’s product sectors remains difficult and extremely competitive. Sales in the third quarter of 2009 were $110.4 million, a decrease of 31.2% as compared to sales of $160.5 million in the same quarter of 2008. Sales in our CECP segment, TCA segment and LCDP segment dropped by 57.3%, 14.8% and 7.6%, respectively, during the third quarter of 2009, as compared to same period in 2008. Sales in our CECP segment declined significantly mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone accessories, which principally represented sales of our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices. Sales in our TCA segment and LCDP segment also declined as a consequence of the decline in sales of TCA and LCD panels.
The Company’s gross profit margin in the third quarter of 2009 was 11.4% as compared to 9.8% in the third quarter of 2008. Gross profit in the third quarter of 2009 was $12.6 million, a decrease of 19.9%, as compared to $15.7 million in the third quarter of 2008, primarily resulting from the decrease in sales.
Net income attributable to Nam Tai shareholders in the third quarter of 2009 was $4.5 million, as compared to net income of $4.9 million in same quarter of 2008. Basic and diluted earnings per share in the third quarter of 2009 were $0.10 per share, as compared to basic and diluted earnings per share of $0.11 in the third quarter of 2008.
For the nine months ended September 30, 2009, our net sales were $314.4 million, a decrease of 30.7% as compared to $453.8 million in the same period last year. The Company’s gross profit margin in the first nine months of 2009 was 9.6% as compared to 12.3% in the same period of 2008. Gross profit was $30.2 million, a decrease of 46.2%, as compared to $56.0 million in the same period last year. We reported an operating loss for the first nine months of 2009 of $0.3 million, compared to operating income of $20.8 million in the same period last year. Our net income attributable to Nam Tai shareholders for the nine months ended September 30, 2009 was $1.2 million, or $0.03 per share (diluted), as compared to net income attributable to Nam Tai shareholders of $45.1 million, or $1.01 per share (diluted), in the same period last year.
Non-GAAP Financial Information

(1)	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license.

Non-GAAP operating income for the third quarter of 2009 was $4.8 million, or $0.11 per share (diluted), compared to non-GAAP operating income of $4.4 million, or $0.10 per share (diluted), in the third quarter of 2008. Non-GAAP net income attributable to Nam Tai shareholders for the third quarter of 2009 decreased to $4.5 million, or $0.10 per share (diluted), compared to income of $4.9 million, or $0.11 per share (diluted), in the third quarter of 2008.
Liquidity and Financial Resources
Despite current economic conditions, Nam Tai’s financial position as at September 30, 2009 remained strong with $4.8 million net cash generated from operating activities during the third quarter and $189.6 million cash on hand, of which about $99.2 million was held by NTEEP and its subsidiaries, even after the payment of $7.1 million on capital expenditures. Had we completed the privatization of our subsidiary, NTEEP, as at September 30, 2009, our pro forma cash on hand on that date would have decreased to an estimated $187.8 million, which gives effect to our use of cash to pay the estimated aggregate cost to acquire the NTEEP shares that we did not already own. See the discussion of this privatization transaction below.
Nam Tai’s cash on hand has been invested in term deposits with HSBC and China Construction Bank. The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
EXPANSION PROJECTS
During the third quarter of 2009, we expended approximately $4 million mainly on our ongoing expansion project of FPC manufacturing plant in Wuxi near the east coast of China, approximately 80 miles northwest of Shanghai. After almost a year of construction, the facility was largely completed in the second quarter 2009. In the third quarter, manufacturing equipments were being set up and human resources were being recruited to operate the plant. Currently the team in Wuxi is preparing for customer audits and product qualifications. The mass production of FPC in the fourth quarter is expected to be on time.
As announced in the previous quarters, the second Wuxi and the Guangming projects are currently on hold indefinitely.
PRIVATIZATION OF NTEEP
On October 9, 2009, the Company sent a notice of compulsory acquisition (the “Notice”) to all remaining independent shareholders of NTEEP to acquire their outstanding shares. Unless an application is made to the court of the Cayman Islands by the independent shareholders within 1 month of the Notice and the court thinks fit to order otherwise, the Company will be bound to acquire all the outstanding shares which is expected to be on November 12, 2009 upon the same terms as the offer.
The Stock Exchange of Hong Kong Limited has already approved the application of NTEEP to withdraw the listing of its shares on the Stock Exchange of Hong Kong with effect from 9:30 a.m. on November 13, 2009 subject to the completion of the compulsory acquisition which is expected to be on November 12, 2009. NTEEP will then become a wholly owned subsidiary of the Company.

COMPANY OUTLOOK
It has been a year since the start of the worldwide economy crisis in September 2008. In order to cope with this drastic drop in demand from the global market, Nam Tai had taken some strong measures of cost reduction such as retrenchment and salary reduction. Consequently, we saw noticeable improvements in the second quarter and third quarter 2009. Although sales improved in the third quarter, Nam Tai continues to view the business recovery conservatively.
The surge in sales in the third quarter is seasonal as the market is preparing for the Christmas season. In fear of overstocking, the market will be cautious and is expected to return to a weaker demand position in the fourth quarter of 2009. With a leaner organization structure after privatization and a more efficient operation, Nam Tai is set in a stronger preventive position to battle this unpredictable and fluctuating market in the coming quarters. It is expected that Nam Tai will make up for the initial losses in the first quarter and complete 2009 with a breakeven result.
Nam Tai expects the recovery rate at the turn of 2010 to be slow and not until in the third quarter of 2010 that the recovery will occur. Meanwhile, Nam Tai reinforces even stronger relations and ties with existing major customers. It is through these sound partnerships that will provide the support and business growth when the market recovers from the economy crisis. Nam Tai has also been able to identify synergies among the business units of LCP, TCP and CECP, and has embarked to develop greater depth of vertical integration to provide wider customer base and product markets. In order to support this, Nam Tai strengthens sales forces and expands manufacturing facilities in Wuxi. This building up of greater value in the capability becomes Nam Tai’s proactive measures in the preparation for the awaited recovery in 2010.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as management’s assessment of the strength of Nam Tai’s financial condition and cash position, our belief regarding the benefits and cost reductions to be realized upon completion of the privatization of NTEEP, the potential enhancement of Nam Tai’s operating margins from management’s continuing efforts to broaden Nam Tai’s product offerings and services and to control expenses; management’s expectations that Nam Tai’s future results will benefit from efforts to strengthen Nam Tai’s sales and technical teams through the support and co-ordination from the Company’s Japan office, the expected future timing of increased demand for Nam Tai’s products and services and management’s expectations that Nam Tai will emerge from the current recession to become leaner, stronger and a more focused company, positioned for growth, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “seeks”, “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release. These risks and uncertainties include whether the effects of management’s efforts or actions to decrease costs by reducing Nam Tai’s workforce or implementing reductions of salaries of Nam Tai’s employees will continue to achieve material improvements or maintain or increase gross or operating margins or will offset potential declines in revenues resulting from ongoing economic conditions; whether management’s actions to strengthen Nam Tai’s sales and technical presence in Japan will have a material effect on sales or justify the funds expended in the process; whether management’s recent and ongoing cost reduction measures will enable Nam Tai to emerge from the current economic conditions as a leaner, stronger, more focused company or positioned for growth or overcome or even cope with adverse global economic conditions generally or the fallout from such conditions on Nam Tai’s business specifically, including the effect of increasing taxes and labor costs from relatively recent tax and labor legislation in the PRC; whether Nam Tai’s revised expansion plans will be effective or sufficient to conserve capital or focus resources; and whether Nam Tai’s completion of the privatization of NTEEP will provide Nam Tai’s with meaningful benefits. Product orders and Nam Tai’s operating results, available cash, cash flows, operating results and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the continuing uncertainties and fears regarding the world’s and nations’ economies; Nam Tai’s dependence on a few large customers; intense competition in the electronics manufacturing services, or EMS, industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005, and inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; successful implementation of operating cost structures that align with revenue; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed to complete its planned expansion project in Wuxi; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations; unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, the success or failure of Nam Tai’s efforts to return property acquired from the Wuxi government for the construction of the second factory and potential consequences to Nam Tai from terminating its second Wuxi expansion project; diversion of management’s attention to a new factory in Wuxi and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as Severe Acute Respiratory Syndrome, Bird Flu or recent outbreaks of swine flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on March 13, 2009 with the Securities and Exchange Commission.

For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of November 2, 2009 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(2)
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Net sales	$110,416	$160,534	$314,402	$453,831
Cost of sales	97,802	144,796	284,244	397,801

Gross profit	12,614	15,738	30,158	56,030

Costs and expenses
Selling, general and administrative expenses	6,470	8,484	20,579	27,315
Research and development expenses	1,334	2,833	4,825	7,874
Employee severance benefits	—	—	5,058	—

	7,804	11,317	30,462	35,189

Operating Income (loss)	4,810	4,421	(304)	20,841

Other (expenses) income, net	31	244	(75)	6,731
Gain on sales of shares of a subsidiary	—	—	—	20,206
Interest income	59	1,583	665	4,873
Interest expense	18	(103)	(202)	(246)

Income before income tax	4,918	6,145	84	52,405
Income tax expenses	(391)	(351)	(1,029)	(1,852)

Net income (loss)	4,527	5,794	(945)	50,553
Less: Net loss (income) attributable to the noncontrolling interest	(23)	(882)	2,181	(5,471)

Net income attributable to Nam Tai shareholders	$4,504	$4,912	$1,236	$45,082

Earnings per share (attributable to Nam Tai shareholders)
Basic	$0.10	$0.11	$0.03	$1.01

Diluted	$0.10	$0.11	$0.03	$1.01

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,813	44,806	44,808	44,806

(2)	On January 1, 2009, Nam Tai adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented. The provisions of this accounting standard will cease to be applicable once Nam Tai reports its results following completion of the privatization of NTEEP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2009	2008
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$189,557	$237,017
Accounts receivable, net	72,365	104,150
Entrusted loan receivable (Note 1)	—	8,199
Inventories	15,008	27,300
Prepaid expenses and other receivables	2,484	4,148
Deferred tax assets – current	1,504	1,232

Total current assets	280,918	382,046

Property, plant and equipment, net	109,641	108,067
Land use right	13,370	13,593
Deposits for property, plant and equipment	910	2,937
Goodwill	2,951	2,951
Deferred tax assets-non current	3,934	3,547
Other assets	920	920

Total assets	$412,644	$514,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Entrusted loan payable (Note 1)	$—	$8,199
Notes payable	608	—
Accounts payable	63,983	98,125
Accrued expenses and other payables	18,576	25,967
Dividend payable	—	9,857
Income tax payable	753	861

Total current liabilities	83,920	143,009

Deferred tax liabilities	988	740

Total liabilities	84,908	143,749
EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	285,150	282,767
Retained earnings	40,290	39,054
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total Nam Tai shareholders’ equity	325,880	322,261

Noncontrolling interest (NTEEP)	1,856	48,051

Total equity	327,736	370,312

Total liabilities and shareholders’ equity	$412,644	$514,061

Note:	Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on March 13, 2009.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$4,504	$4,912	$1,236	$45,082
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,964	5,433	16,447	16,744
Net (gain) loss on disposal of property, plant and equipment	(146)	3	(409)	5
Dividend withheld	—	—	—	(305)
Gain on sales of subsidiaries’ shares	—	—	—	(20,206)
Share-based compensation expenses	—	48	67	1,206
Noncontrolling interest	23	882	(2,181)	5,471
Deferred income taxes	(351)	(574)	(411)	(943)
Unrealized exchange (gain) loss	(41)	(257)	(2)	(3,940)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(6,741)	(43,473)	31,785	(28,917)
Decrease (increase) in inventories	1,216	(10,482)	12,292	(383)
(Increase) decrease in prepaid expenses and other receivables	(106)	(103)	1,664	1,902
Decrease in income taxes recoverable	—	3,544	—	5,439
Increase (decrease) in notes payable	608	(2,571)	608	(4,580)
Increase (decrease) in accounts payable	736	39,880	(34,142)	10,254
(Decrease) increase in accrued expenses and other payables	(1,119)	30	(3,983)	(2,219)
Increase (decrease) in income tax payable	212	(229)	(108)	526

Total adjustments	255	(7,869)	21,627	(19,946)

Net cash provided by (used in) operating activities	$4,759	$(2,957)	$22,863	$25,136

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (outflow) inflow from disposal of subsidiaries	—	—	—	6,671
Purchase of property, plant and equipment	(7,124)	(5,801)	(21,657)	(13,469)
Decrease (increase) in deposits for purchase of property, plant and equipment	1,892	725	2,027	(224)
Increase in prepayment for purchase of land	—	—	—	(663)
Decrease (increase) in entrusted loan receivable	8,199	(19)	8,199	(8,185)
Acquisition of additional shares in subsidiaries	(41,698)	(876)	(41,698)	(2,906)
Proceeds from disposal of property, plant and equipment	155	1	860	31

Net cash (used in) investing activities	$(38,576)	$(5,970)	$(52,269)	$(18,745)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(12,695)	$(9,857)	$(37,819)
(Repayment of) proceeds from entrusted loan	(8,199)	19	(8,199)	8,185
Repayment of bank loans	(628)	—	—	(2,648)

Net cash (used in) financing activities	$(8,827)	$(12,676)	$(18,056)	$(32,282)

Net (decrease) in cash and cash equivalents	(42,644)	(21,603)	(47,462)	(25,891)
Cash and cash equivalents at beginning of period	232,160	271,854	237,017	272,459
Effect of exchange rate changes on cash and cash Equivalents	41	257	2	3,940

Cash and cash equivalents at end of period	$189,557	$250,508	$189,557	$250,508

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co. Ltd. (the “entrusting party”) and Jetup Electronic (Shenzhen) Co. Ltd. (the “borrower”), via HSBC Bank (China) Company Limited, Shenzhen Branch (the “lender”).
2.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income attributable to Nam Tai shareholders of the Company was $1,236 and $45,082 for the nine months ended September 30, 2009 and September 30, 2008, respectively.
3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

NET SALES :
- CECP	$28,161	$65,884	$90,734	$209,062
- TCA	61,842	72,557	172,809	183,715
- LCDP	20,413	22,093	50,859	61,054

Total net sales	$110,416	$160,534	$314,402	$453,831

NET INCOME :
- CECP	$2,603	$6,530	$4,600	$21,472
- TCA	693	(545)	(956)	3,656
- LCDP	1,863	(317)	455	(415)
- Corporate	(655)	(756)	(2,863)	20,369

Total net income (loss) attributable to Nam Tai shareholders	$4,504	$4,912	$1,236	$45,082

	Unaudited	Audited
	Sep. 30,	Dec. 31,
	2009	2008

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$133,299	$189,889
- TCA	144,233	164,516
- LCDP	41,252	42,977
- Corporate	93,860	116,679

Total assets	$412,644	$514,061

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of US Dollars)
4.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$110,416	$160,534	$314,402	$453,831
Intercompany sales	4	18	19	136

- Intercompany eliminations	(4)	(18)	(19)	(136)

Total net sales	$110,416	$160,534	$314,402	$453,831

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$4,644	$1,288	$3,435	$12,541
- Hong Kong & Macao	(140)	3,624	(2,199)	32,541

Total net income (loss) attributable to Nam Tai shareholders	$4,504	$4,912	$1,236	$45,082

	Unaudited	Audited
	Sep. 30,	Dec. 31,
	2009	2008

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$122,881	$121,475
- Hong Kong and Macao	130	185

Total long-lived assets	$123,011	$121,660

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 3, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer